FORM 6-K



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



For the month of          July                                           2005
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Commission File Number    000-23464
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                               Hummingbird Ltd.
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                (Translation of registrant's name into English)


               1 Sparks Avenue, Toronto, Ontario M2H 2W1, Canada
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                   (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                 Form 20-F                 Form 40-F   X
                            ----------               ---------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                          No    X
                    ----------                  ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

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                                DOCUMENT INDEX



  Document                                                           Page No.
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     1.       News Release dated July 12, 2005 ("METROPOLITAN FIRE
              BRIGADE (MELBOURNE) SELECTS HUMMINGBIRD ENTERPRISE(TM)
              FOR ELECTRONIC DOCUMENTS AND RECORDS MANAGEMENT")

              ----------------------------------------------------

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                                                                    Document 1

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[HUMMINGBIRD GRAPHIC OMITTED]

   Metropolitan Fire Brigade (Melbourne) Selects Hummingbird Enterprise(TM)
                for Electronic Documents and Records Management

Toronto - July 12, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, today announced that the Metropolitan Fire and Emergency Services Board (MFB) in Melbourne, Australia, has selected Hummingbird Enterprise(TM) for its enterprise wide Electronic Document and Records Management System (eDRMS), following a detailed tender and vendor evaluation process.

The MFB has over 1,600 professional fire fighters staffing 47 strategically located fire stations and specialist departments around the Melbourne metropolitan area. There are 226 technical and administrative employees supporting the protection of property valued at close to $200 billion, vital community infrastructure and about three million people.

LogicaCMG, a strategic Hummingbird partner, will supply, install and provide maintenance and support to an eDRMS based on Hummingbird Enterprise technology. The system will enable efficient management of hardcopy and electronic documents to support the operations of an essential community safety organization.

With in-built security and a familiar look and feel to users of Microsoft Office applications, Hummingbird Enterprise provides user defined access. The system also provides controls for document retrieval and updates, online access, metadata and full-text search facility.

In November 2003, MFB completed a feasibility study into its records management processes. The study uncovered a number of key business issues including achieving compliance with record-keeping legislation for electronic records, capturing e-mails as corporate records, and for staff to track and find particular documents in their context.

Following a publicly advertised tender the MFB conducted a detailed evaluation of potential products and vendors before selecting Hummingbird and LogicaCMG to provide a system that overcomes these business issues. The review included a request for information about functionality, and demonstration sessions to staff at all levels over three days.

"The MFB's records include schematics and important fire and safety information relating to buildings and infrastructure in Melbourne," said Lisa Coxhell, records manager, MFB. "Hummingbird Enterprise provides a central repository for all documents that allows the staff, based at six different geographical sites, to easily retrieve, update and store essential documents."

"LogicaCMG will liaise with the Board throughout the life of this project, from system design and implementation through to ongoing maintenance. Support will be provided by the LogicaCMG national support centre in Hobart," continued Coxhell. "By partnering with LogicaCMG in this way, we intend to

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ensure a timely project execution including an initial roll-out to 54 users.
Ultimately, the system will be used by up to 450 users."

Hummingbird and LogicaCMG will leverage their strategic relationship to supply the eDRMS system. Application functionality, proven ease of use and a track record in large and complex installations, such as the Queensland Government whole-of-Government eRDMS, made the Hummingbird solution the ideal fit for the MFB.

"There are a number of organizational drivers for this type of project," said Colin Holgate, CEO, LogicaCMG in Australia. "Electronic records management systems benefit organizations by improving operational efficiency, ensuring compliance with governance regulations and facilitating accountable decision making. LogicaCMG is developing a strong track record for electronic records management project delivery through its partnership with Hummingbird and we anticipate continued growth in this sector."

"Hummingbird is committed to the government market globally, and we look forward to working closely with LogicaCMG and the MFB," said Tony Hughes, managing director of Hummingbird, Australia. "As a leading provider of enterprise software solutions for government, Hummingbird is ideally suited to deliver business process solutions, as we have done for many existing customers."

About Metropolitan Fire and Emergency Services Board

The Metropolitan Fire and Emergency Service Board operates under the responsibility of the Minister for Police and Emergency Services and within the Department of Justice. It is responsible for the Metropolitan Fire Board which has 1,511 professional fire fighters staffing 47 strategically located fire stations and specialist departments around the Melbourne metropolitan area. There are also 226 technical and administrative employees supporting the protection of property valued at close to $200 billion, vital community infrastructure and during daylight hours, around three million people.

About Hummingbird Enterprise(TM)

Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, e-mail or financial data - linking business processes, information and people. Hummingbird solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost-effective manner.

About Hummingbird

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Hummingbird's enterprise content management
(ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs over 1400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com



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About LogicaCMG

LogicaCMG is a major international force in IT services and wireless telecoms. It provides management and IT consultancy, systems integration and outsourcing services to clients across diverse markets including telecoms, financial services, energy and utilities, industry, distribution and transport and the public sector. The group holds a 60 per cent controlling interest in Edinfor, S.A. (Edinfor), one of the largest IT service providers in Portugal, with additional operations in Spain and Brazil. LogicaCMG employs around 21,000 staff in offices across 34 countries and has more than 40 years of experience in IT services. Headquartered in Europe, LogicaCMG is listed on both the London and Amsterdam stock exchanges (LSE: LOG; Euronext: LOG). More information is available from www.logicacmg.com

For further information, please contact:

Dan Coombes                         Michele Stevenson
Director, Investor Relations        Senior Manager, Corporate Communications
Hummingbird Ltd.                    Hummingbird Ltd.
Tel: 416-496-2200 ext. 6359         Tel: 416-496-2200 ext. 2623
dan.coombes@hummingbird.com         michele.stevenson@hummingbird.com

Hummingbird Australia Contact:
Natasha David
Alliances & Marketing Manager
E: Natasha.david@hummingbird.com
T: 02 9409 2221


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                                  SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     Hummingbird Ltd.
                                           -----------------------------------
                                                        (Registrant)


Date:  August 2, 2005                      By:  /s/ Inder Duggal
       ------------------                      -------------------------------
                                                           (Signature)
                                               Inder P.S. Duggal
                                               Chief Financial Officer and
                                               Chief Controller